CONTINENTAL MINERALS CORPORATION
Suite 1020 - 800 West Pender Street
Vancouver, B.C. V6C 2V6
Telephone No. (604) 684-6365 Fax No. (604) 681-2741

INFORMATION CIRCULAR
as at May 11, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of Continental Minerals Corporation (the "Company") for use at the annual and special general meeting (the "Meeting") of its shareholders to be held on June 21, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Continental Minerals Corporation. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical form (i.e. paper form) and are registered in your name, then you are a registered shareholder. However, if, like most shareholders, you keep your shares in a brokerage account, then you are a beneficial shareholder. The manner for voting is different for registered and beneficial shareholders. The instructions below should be read carefully by all shareholders.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c)

using the internet through the website of the Company's transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed May 11, 2007, as the record date (the "Record Date") for determination of persons entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of May 11, 2007, there were 120,788,041 Common Shares issued and outstanding, each carrying the right to one vote. Except as described herein, no group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. Jinchuan Group Limited ("Jinchuan") holds the right to appoint one nominee to hold one seat on the Company's board of directors and Jinchuan maintains this right for so long as it maintains its initial percentage interest (of approximately 8.3%) in the outstanding Common Shares of the Company. As of May 11, 2007, Jinchuan has not exercised this right. The Company is also authorized to issue an unlimited number of Non-Voting Redeemable Preferred Shares. There are 12,483,916 Non-Voting Redeemable Preferred Shares issued and outstanding as at May 11, 2007.

To the knowledge of the directors and executive officers of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at May 11, 2007.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2006, together with the related annual information form, management’s discussion and analysis and the report of the auditor, will be placed before the Meeting. These documents have been filed with the securities commissions or similar regulatory authority in British Columbia, Alberta, Saskatchewan, Ontario, Quebec and Nova Scotia and are specifically incorporated by reference into, and form an integral part of, this information circular.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request and without charge from Investor Relations, Continental Minerals Corporation at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone 604-684-6365. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at eleven (11). The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any public companies each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 11, 2007.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)/(2)
Rene Carrier (3) Director British Columbia, Canada	Since February 2001	145,250 common shares 200,000 options Nil warrants
David Copeland Director British Columbia, Canada	Since November 1995	2,275,419 common shares 300,000 options Nil warrants
Scott Cousens Director British Columbia, Canada	Since June 1994	2,238,389 common shares 300,000 options Nil warrants
Robert Dickinson Director British Columbia, Canada	Since June 2004	1,761,091 common shares 300,000 options Nil warrants
Gordon Fretwell (3) Director British Columbia, Canada	Since February 2001	88,750 common shares 200,000 options Nil warrants
Xiaojun Ma (3) Director Beijing, China	Since December 2006	853,794 common shares 200,000 options Nil warrants
Jeffrey Mason Chief Financial Officer, Secretary and Director British Columbia, Canada	Since November 1995	2,013,989 common shares 300,000 options Nil warrants
Gerald Panneton President, Chief Executive Officer and Director Ontario, Canada	Since January 2006	21,500 common shares 800,000 options Nil warrants

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)/(2)
Ronald Thiessen Co-Chairman and Director British Columbia, Canada	Since November 1995	1,925,420 common shares 600,000 options Nil warrants
Zhi Wang Co-Chairman and Director California, USA	Since December 2006	2,276,784 common shares 800,000 options 1,500,000 warrants
Jie (Jack) Yang Director British Columbia, Canada	Since December 2006	569,196 common shares 200,000 options Nil warrants

Notes:

1.

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

2.

The share purchase options held by directors and officers, with the following exercise prices, expire as to the following: 500,000 at $1.70 on September 28, 2007; 2,400,000 at $1.61 on February 28, 2011 and 1,300,000 at $2.01 on February 28, 2012. Of the share purchase warrants, 1,000,000 expire on December 15, 2008 and the remaining 500,000 expire on February 14, 2009. All warrants have an exercise price of $1.59.

3.	Member of the audit committee

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

RENE CARRIER – Director

Rene Carrier is a past Vice-President of Pacific International Securities Inc., where he worked for ten years, until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies.

Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Rockwell Ventures Inc.	Director	April 1993	Present
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	April 2007

Company	Positions Held	From	To
International Royalty Corporation	Lead Director	June 2003	Present

DAVID COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of companies for which Hunter Dickinson Inc. provides services. He is also a director of Hunter Dickinson Inc. Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Chief Executive Officer	September 2006	Present
	Director	September 2006	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens' focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration for over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

GORDON FRETWELL, B.Comm., LLB – Director

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	February 2001	Present
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Rockwell Ventures Inc.	Secretary	March 1998	Present
	Director	March 1998	September 2006
Antarex Metals Ltd.	Director	December 2000	September 2002
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Secretary and Director	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	VP of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty Corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Pine Valley Mining Corp.	Director	August 2003	Present
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	CFO	November 2005	January 2006

XIAOJUN MA – Director

Xiaojun Ma completed a bachelor of commerce degree in 1990 from Beijing Second Foreign Language Institute. In 2001, Mr. Ma completed an MBA from The Australian National University in Canberra, Australia.

Mr. Ma’s principal occupation and employment, together with his employment history for each of the past five years is as follows:

Company	Positions Held	From	To
Continental Minerals Corporation	Manager	December 2006	Present
Great China Mining Inc.	Director and Chairman	July 2003	December 2006
Honglu Investment Holdings Inc.	Vice President	May 2001	November 2004

Mr. Ma is, or was within the five past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director	July 2003	December 2006

JEFFREY MASON, B.Comm., CA – Chief Financial Officer, Secretary and Director

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies, including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Coastal Contacts Inc.	Director	October 2006	Present
Detour Gold Corporation	Chief Financial Officer	July 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

GERALD PANNETON, PGeo. – President, Chief Executive Officer and Director

Gerald S. Panneton has been involved in the exploration and mining industry for the last 25 years. A graduate of the University of Montreal (BSc), and of McGill University with a Masters Degree in Sciences, Mr. Panneton joined the exploration community in the early 1980's in the heart of the Abitibi Greenstone Belt for gold exploration. Firstly, as project geologist for Sulpetro, and the Vior-Mazarin Group, he joined Placer Dome Exploration Ltd. in 1989. In 1993, he joined Lac Minerals, as Exploration Manager for Eastern Canada. In 1994, Lac Minerals was taken over by Barrick Gold Corporation ("Barrick"), where he continued as Exploration Manager for Canada until 1998. From 1998, Mr. Panneton was involved in Barrick's worldwide Exploration- Project Valuation and Acquisition. He was instrumental in the Pangea Goldfields acquisition in July 2000, where Barrick gained an excellent land position in Tanzania, with three advanced exploration projects, Tulawaka, Buzwagi, and Golden Ridge. Mr. Panneton was the key person in advancing Tulawaka through the feasibility study work, EIA process, permitting, which began production in 2005. On the Buzwagi Project, Tanzania, he contributed directly in increasing the 1 million ounces deposit resource to a +5.0 million ounces deposit resource.

Before joining Hunter Dickinson Inc. and Continental Minerals Corporation, Mr. Panneton was Director of Advanced Projects and Evaluations for the Exploration-Corporate Development group for Barrick, based in Toronto, Canada. His responsibilities included the evaluation and due diligence process of advanced projects throughout the world, in Russia, Europe, Africa, North America, Australia, and Asia.

Mr. Panneton is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	President, Chief Executive Officer and Director	January 2006	Present
Detour Gold Corporation	President, Chief Executive Officer and Director	July 2006	Present
Barrick Gold Corporation	Director Advanced Projects	May 1998	January 2006

RONALD THIESSEN, CA – Co-Chairman and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and CEO	September 2000	January 2006
	Co-Chairman	January 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and CEO	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and CEO	September 2000	Present
Casamiro Resource Corp.	President and Director	February 1990	August 2002
Detour Gold Corporation	Chairman and Director	July 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and CEO	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and CEO	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and CEO	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and CEO	November 2000	September 2006
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President and CEO	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

ZHI WANG – Co-Chairman and Director

Zhi Wang completed a diploma in business administration at China Radio & Television University in 1984 and pursued further studies in business administration under an exchange program in Australia in 1988.

Mr. Wang’s principal occupation and employment, together with his employment history for each of the past five years is as follows:

Company	Positions Held	From	To
Continental Minerals Corporation	Director and Co-Chairman	December 2006	Present

Company	Positions Held	From	To
Great China Mining Inc.	Director and Chairman	July 2003	December 2006
Honglu Investment Holdings Inc.	President	May 2001	November 2004

Mr. Wang is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director	July 2003	December 2006

JIE (JACK) YANG – Director

Jack Yang graduated from the Beijing University of International Business & Economics, Beijing, China in 1984 with a Bachelor of Economics degree.

Mr. Yang’s principal occupation and employment, together with his employment history for each of the past five years is as follows:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director and Vice President	July 2003	December 2006
Honglu Investment Holdings Inc.	Vice President	May 2001	November 2004
Sundecin Enterprises Inc.	President	March 1997	President

Mr. Yang is, or was within the five past years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Continental Minerals Corporation	Director	December 2006	Present
Great China Mining Inc.	Director	July 2003	December 2006

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, 777 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors based upon a recommendation of the audit committee.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Schedule "A" hereto.

Composition of the Audit Committee

The members of the audit committee are Rene Carrier, Gordon Fretwell and Xiaojun Ma. A majority of the members are independent and are financially literate.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company's auditor, KPMG LLP, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by KPMG LLP to the Company to ensure auditor independence. Fees incurred with KPMG LLP for audit and non-audit services in the last two fiscal years for professional services are outlined in the following table.

	Fees paid to auditor in year ended
Nature of Services	December 31, 2006	December 31, 2005
Audit Fees(1)	$71,000	$50,000
Audit-Related Fees(2)	–	–
Tax Fees(3)	$78,000	$16,000
All Other Fees(4)	$123,000	–
Total	$272,000	$66,000

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

Exemption

The Company is exempt from the requirements of Parts 3 and 5 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110 for the year ended December 31, 2006, by virtue of the Company being a "venture issuer". This exemption exempts a "venture issuer" from the requirement to have 100% of the members of its audit committee be independent, as would otherwise be required by MI 52-110.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101F2 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its independent supervision over management in several ways, including by holding regular meetings without the presence of management, by retaining independent consultants, , and by reviewing corporate developments with larger shareholders, analysts and potential industry partners, where it deems necessary.

The independent members of the board of directors of the Company are Messrs. Carrier and Fretwell.

The non-independent directors are Messrs. Copeland, Cousens, Dickinson, Ma, Mason, Panneton, Thiessen and Wang. The Board has determined that these directors are not independent, based upon their material relationships with the Company.

2. Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's properties, business, technology and industry and on the responsibilities of directors.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

3. Ethical Business Conduct

The Board has adopted a formal ethics policy which is available for download from the Company's website, www.continentalminerals.com. The Board also understands that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4. Nomination of Directors

The Board considers its size each year when it considers the number of directors required, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

5. Other Board Committees

The Board has no compensation or other committees other than the audit committee.

6. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Ronald Thiessen (Co-Chairman), Gerald Panneton (President and Chief Executive Officer), Jeffrey Mason (Chief Financial Officer and Secretary), Qi Deng (General Manager), and Dickson Hall (Director of Corporate Development – Asia) are each a "Named Executive Officer" of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald Thiessen Co-Chairman	2006 2005 2004	170,905 88,949 28,102	Nil Nil Nil	Nil Nil Nil	Nil 500,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gerald Panneton President and Chief Executive Officer	2006 2005 2004	348,223 – –	Nil – –	Nil – –	700,000 – –	Nil – –	Nil – –	Nil – –
Jeffrey Mason Chief Financial Officer and Secretary	2006 2005 2004	101,927 54,171 19,981	Nil Nil Nil	Nil Nil Nil	200,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Qi Deng General Manager	2006 2005 2004	176,400 179,200 –	Nil Nil –	Nil Nil –	50,000 25,000 –	Nil Nil –	Nil Nil –	Nil Nil –
Dickson Hall Director of Corporate Development - Asia	2006 2005 2004	181,230 79,725 –	Nil Nil –	Nil Nil –	Nil 250,000 –	Nil Nil –	Nil Nil –	Nil Nil –

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIP compensation to any Named Executive Officer during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2006 were as follows:

Option Grants During the Financial Year ended December 31, 2006

NAMED EXECUTIVE OFFICERS Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gerald Panneton, President and Chief Executive Officer	700,000	17.2%	$1.61	$1,127,000	February 28, 2011
Jeffrey Mason Chief Financial Officer and Secretary	200,000	4.9%	$1.61	$316,000	February 28, 2011
Qi Deng, General Manager	50,000	1.2%	$2.01	$92,975	April 30, 2009

No Named Executive Officer exercised share options during the financial year ended December 31, 2006. The values of the unexercised in-the-money options of the Named Executive Officers as at December 31, 2006 were as follows:

Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY- End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
Ronald Thiessen Co-Chairman	–	–	500,000 / –	$ 225,000
Gerald Panneton, President and Chief Executive Officer	–	–	266,667 / 433,333	$ 144,000 / $ 234,000
Jeffrey Mason Chief Financial Officer and Secretary	–	–	66,667 / 133,333	$ 36,000 / $ 72,000
Qi Deng, General Manager	–	–	41,666 / 33,334	$ 26,084 / $ 4,667
Dickson Hall, Director of Corporate Development - Asia	–	–	250,000 / –	$ 112,500 / –

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2006.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s) with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officers’ employment or from a change of the Named Executive Officers’ responsibilities following a change in control.

Report on Executive Compensation

This report on executive compensation has been authorized by the board of directors. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company. Ordinarily, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

None of the Named Executive Officers, other than Mr. Deng, serve the Company solely on a full-time basis, and, consequently, their compensation from the Company is allocated based on the estimated amount of time spent on the work of the Company.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Board considers performance, shareholder benefits achieved, competitive factors and other matters in awarding bonuses.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company's stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives which vest on terms established by the Board. Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer and Deputy Chief Executive offices is approved annually by the board of directors. Base salary and bonus levels are determined taking into account independent market survey data.

At least annually, the Board is to review the grants of stock options to directors, management, employees and consultants. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the Chief Executive Officer with the interests of shareholders.

Compensation of Directors

Two independent directors of the Company, Mr. Barry Coughlan (who resigned in December 2006) and Mr. Rene Carrier were each compensated $14,400 during the financial year ended December 31, 2006, for their services in their capacity as directors. Mr. Xiaojun Ma was compensated approximately $6,000 during the financial year ended December 31, 2006, for his services as a Manager to the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity compensation plan which the Company currently has in place is the 2006 Share Option Plan (the "Plan"). The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2006.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Share Plan)	5,189,107	$ 1.66	3,934,835
Equity compensation plans not approved by securityholders	None	n/a	n/a
Total	5,189,107	$ 1.66	3,934,835

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof, other than routine expense advances of less than $1000.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, other than as set-out below, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2006, or has any interest in any material transaction in the current year other than as set out in this information circular, or:

1.

On December 15, 2006, the Company issued 36,011,384 common shares to holders of Great China Mining Inc. shares, to effect a merger with the Company. Of the shares issued, 2,276,784 common shares were issued to Mr. Wang, a director of the Company, in his capacity as a shareholder of Great China Mining Inc.

2.

On December 15, 2006, the Company issued 1,500,000 common shares, 1,500,000 share purchase warrants and US$1.25 million cash, as partial consideration for the acquisition of three related properties, in connection with the merger with Great China Mining Inc. These shares and warrants were issued to companies controlled by Mr. Wang, a director of the Company.

3.

In 2006, Mr. Zhi Wang signed a consulting services agreement with the Company, to assist the Company in securing the necessary mining permits for commercial mining at the Xietongmen Property. Under this agreement, if Mr. Wang contributes to the successful receipt of all necessary mining permits prior to March 31, 2010, Mr. Wang will receive 2,500,000 units, with each unit consisting of one common share and one share purchase warrant. Each warrant will be exercisable at $1.59 for one year from the date of receipt of the mining permits.

MANAGEMENT CONTRACTS

The following management functions of the Company are performed by persons other than the directors or senior officers of the Company:

1.

The services of Director of Corporate Development – Asia are provided by Dickson Hall & Associates Ltd. of Vancouver, British Columbia. During the financial year ended December 31, 2006, $181,230 was paid to Dickson Hall & Associates Ltd. for services to the Company.

2.	The services of General Manager are provided by Mr. Qi Deng of Woodcroft, Australia. During the financial year ended December 31, 2006, $176,400 was paid to Mr. Deng for his services to the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Annual Confirmation of 10% Rolling Share Option Plan

The TSX Venture Exchange (the “TSXV”) requires that each company listed on the TSXV proposing to issue stock options have a share option plan. The shareholders of the Company adopted a Share Option Plan (the “Option Plan”) in 2006 which is described in detail above under the heading “Securities Authorized for Issuance Under Equity Compensation Plans”.

Pursuant to section 2.9 of the TSXV policy 4.4, the continuation of the Option Plan requires annual shareholder approval at the annual meeting of the Company by ordinary resolution. The Company is of the view that the Option Plan is necessary for the Company to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting and is available on request of the Company. At the Meeting, shareholders will be asked to vote on the following resolution, with or without any variation which arises from the floor of the Meeting:

“Resolved, as an ordinary resolution that the Company’s 10% rolling share option plan be ratified and approved for a further year until the next annual general meeting of shareholders.”

2.	Appointment of auditors KPMG LLP for the year ended December 31, 2007.

ADDITIONAL INFORMATION

The audited consolidated financial statements of the Company for the year ended December 31, 2006 and the report of the auditor thereof will be placed before the Meeting. Additional copies may be obtained free of charge from the Secretary of the Company upon request and will be available at the Meeting.

Copies of documents incorporated by reference may be obtained from Sedar at www.sedar.com and upon request from the Company's Investor Relations department at Suite 1020 – 800 West Pender Street, Vancouver, BC V6C 2V6, telephone number: 604-684-6365 or fax number 604-684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, May 23, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Gerald Panneton
President, Chief Executive Officer and Director